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SEC FILE NUMBER
8-52817

ANNUAL REPORTS
FORM X-17A-5
PART III

MARLENE R HEBERT NOTARY PUBLIC STATE OF COLORADO NOTARY ID 1996400... MY COMMISSION EXPIRES ...

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colorado Financial Service Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

188 Inverness Drive West, Suite 100
(No. and Street)

Centennial,	Colorado	80112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chester Hebert	303-962-7267	Chet.Hebert@ColoradoFSC.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwall	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Steven Bienemann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colorado Financial Service Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARLENE R HEBERT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19964000152
MY COMMISSION EXPIRES AUGUST 5, 2024

Signature: Steve B

Title: President

Marlene R Hebert
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLORADO FINANCIAL SERVICE CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2021

Colorado Financial Service Corporation

Index to Financial Statements

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the shareholder of
Colorado Financial Service Corporation.
Centennial, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation, as of December 31, 2021, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Colorado Financial Service Corporation.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through S3 has been subjected to audit procedures performed in conjunction with the audit of Colorado Financial Service Corporation's financial statements. The supplemental information is the responsibility of Colorado Financial Service Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Colorado Financial Service Corporation's auditor since 2021.
Norwell, Massachusetts

February 11, 2022

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2021

Assets

		December 31, 2021
Current Assets		
Cash	$	1,921,677
Cash held at Proprietary Accounts of Introducing Brokers		25,331
Concession and revenue receivable		117,801
Other Receivables		8,174
Trading Securities		8,401
Total Current Assets		2,0381,384
Other Assets		
Rou Asset		815,347
Total Other Assets		815,347
Total Assets	$	2,896,731

Liabilities and Shareholder's Equity

Current Liabilities		
Commissions Payable	$	111,043
Accrued Expenses Payable		102,604
Total Current Liabilities		213,647
Long-Term Liabilities		
Lease Obligation		815,347
Total Long-Term Obligation		815,347
Total Liabilities		1,028,994
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding		100
Additional paid-in capital		48,770
Retained earnings		1,818,867
Total Shareholder's Equity		1,867,737
Total Liabilities and Shareholder's Equity	$	2,896,731

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Statement of Operations

January 1, 2021 through December 31, 2021

		Year Ended December 31, 2021
Revenues		
Brokerage commissions	$	6,365,401
Other income		393,065
Total Revenues		6,758,466
Expenses		
Commissions		4,986,429
Occupancy (Note 2)		126,846
Management fees (Note 2)		918,000
Administrative fees (Note 2)		128,823
Profit-sharing Expense (Note 2)		100,875
Advertising		4,591
Bank Expense		1,386
Membership and Subscriptions		5,969
Professional Fees		77,099
Recruiting and Corporate Training		12,648
Technology and Software		100,142
Unrealized loss on Trading Securities		(1,027)
Other general and administration expenses		154,111
Total Expenses		6,615,892
Income before income taxes		142,574
Provision for income taxes (Note 5)		114,960
Net Income	$	27,614

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Statement of Changes in Shareholder's Equity

January 1, 2021 through December 31, 2021

	Common Stock				Additional Paid-in		Retained		
	Shares		Amount		Capital		Earnings		Total
Balance at January 1, 2021	100	$	100	$	48,770	$	1,791,253	$	1,840,123
Contributions for Additional Paid in Capital	---		---						
Dividend Distribution	---		---		---				
Net income	—		—		---		27,614		27,614
Balance at December 31, 2021	100	$	100	$	48,770	$	1,818,867	$	1,867,737

Colorado Financial Service Corporation

Statement of Cash Flows
Year Ended December 31, 2021

		Year Ended December 31, 2021
Cash Flows from Operating Activities		
Net Income	$	27,614
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in current assets and liabilities:		
GDC Receivable		174,150
Other Receivables		91,826
Trading Securities		(8,401)
Commissions Payable		(111,148)
Accounts Payable		(120,560)
Net Cash Provided by Operating Activities		53,481
Cash Flows from Investing Activities (ROU Asset)		(815,347)
Net Cash Provided by Financing Activities (Lease Liability)		815,347
Dividends Paid		
Net Increase (Decrease) in Cash		53,481
Cash at Beginning of Year		1,868,196
Cash at End of Year	$	1,921,677

Colorado Financial Service Corporation

Notes to Financial Statements

Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Business
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp. (Parent). The Company's primary source of revenue is commissions it received from different sources listed below.

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Basis of Presentation
The Company is engaged in a dual line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii), and as a registered investment advisor.

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition from Contracts with Customers
Following disclosures discuss the company's revenue recognition and accounting policies as governed by topic 606, revenue from contracts with customers.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Private Placement
All investor capital is introduced to third party issuers. The agreements with third parties vary by agreement but result in the Company receiving a commission percentage based on the amount of capital raised from investors.

Commissions
The Company receives commissions for the sale of mutual funds, insurance policies, stocks and bonds and other financial products to customers on a fully disclosed basis or direct with insurance company or mutual fund. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the

performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Engagement Fee
The Company provides marketing and consulting services to customers which includes solicitation of investors for customers who want to raise funds. The Company's performance obligation to the customer is considered completed on the closing date of the transaction. The Company also earns trailing fees on these contracts that vary based on the specific performance measures as defined in the contract. These fees are recognized as revenue over the period of time the customer receives the benefit from the investors solicited by the Company.

Advisory Fees and Transaction Services
The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income.

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2016 to 2020 are subject to review by the Internal Revenue Service.

Note 2: Related Party Transactions

The Company, through a shared service agreement, paid to The Compliance Department, a related entity owned by Chester Hebert, a management fee totaling $918,000 and an administrative fee totaling $128,823 during the year ended December 31, 2021. The management fee pertains to employee salaries and bonuses. The administrative fee includes: copier lease, phones/internet, and general office admin fees and supplies. The Company pays an estimated profit share to it's Parent. For the year ending December 31, 2021, this amount was $100,875.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 3: Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, the company holds one security which is classified as a level 1 security, which has a market value of $8,401 at December 31, 2021.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Note 4: Shareholder's Equity and Net Capital and Minimum Net Capital Requirements

The Company is authorized to issue 100,000 shares of its no par value common stock. The Company has issued 100 shares.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $1,854,306 which was $1,840,063 in excess of its required net capital of $14,253. Company's aggregate indebtedness to net capital ratio was .12 to 1 as of December 31, 2021

Colorado Financial Service Corporation

Notes to Financial Statements

Note 5: Income Taxes

The current estimated income tax expense prepaid included in the statement of operations as determined in accordance with GAAP, are as follows:

	Current	Deferred	Total
Federal	$ 93,640	$ -	$ 93,640
State	21,320	-	21,320
Valuation Allowance	—	-	-
	$ 114,960	$ -	$ 114,960

NOTE 6: Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives place money with funds, all of which are independent. The Company itself does not take discretionary control over any account, monies or funds. The funds and fund managers to which the Company introduces investors pay the Company either a portion of the management and performance fees received by the fund or a commission which is a percentage of the assets raised. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

As of December 31, 2021, the Company has deposits in banks in excess of the FDIC insured amount of $250,000 in the amount of $1,671,677

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

Note 7: Litigation

During 2021, the Company became a defendant in litigation concerning investment client suitability and performance of investment products. The Company intends to vigorously defend these cases as they proceed through the District Court for Western District of Texas. The Company believes that it maintains sufficient errors and omissions insurance coverage for any adverse decisions that may result from the litigation. The Company has not accrued any liability as it currently cannot address if the claim is probable and foreseeable.

NOTE 8 -SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 11, 2022, which is the date the financial statements were available to be issued. There are no events that have occurred which need additional disclosure.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 9- Commitments and Related Party Transactions

The Company leases it facilities under operating lease expiring last day of April, 2029 in 188 Inverness Drive West Suite 100 Centennial, Colorado 80112. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2021.

	Total Lease Amount
2022	$121,424
2023	$124,426
2024	$125,427
2025	$127,429
2026	$129,430
2027	$131,432
2028	$133,433
2029	$44,700

Total rental expenses for the year ending December 31, 2021 was $126,846 for the above lease.

In accordance with ASC 842, the company recognizes the right of use (ROU) assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation.

SUPPLEMENTARY INFORMATION

Colorado Financial Service Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital December 31, 2021

Total shareholder's equity qualified for net capital	$1,867,737
Deductions:	
Non-allowable Assets	(8,174)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	(5,257)
Net Capital	$1,854,306
Aggregate Indebtedness	
Items included in the statement of financial condition:	$213,647
Total Aggregate indebtedness	$213,647
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	$14,243
Minimum dollar requirement	$5,000
Net capital requirement	$14,243
Excess net capital	$1,840,063
Excess net capital at 1000%	$1,840,063
Ratio: Aggregate indebtedness to net capital	.12 to 1

Colorado Financial Service Corporation

Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5) December 31, 2021

Net Capital, as Reported in Part IIA	
(X-17a-5) of the Company's unaudited FOCUS report of December 31, 2021	$1,854,306
Audit Adjustments	0
	$1,854,306

Colorado Financial Service Corporation

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2021

Schedule II

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Colorado Financial Service Corporation

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2021

Schedule III

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Colorado Financial Service Corporation.
Centennial, Colorado

We have reviewed management's statements, included in the accompanying Colorado Financial Service Corporation. Exemption Report in which (1) Colorado Financial Service Corporation., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colorado Financial Service Corporation. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Colorado Financial Service Corporation. identified that the non-covered Colorado Financial Service Corporation's activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Colorado Financial Service Corporation stated that Colorado Financial Service Corporation. met the identified exemption provision throughout the most recent fiscal year of 2021, without exception. Colorado Financial Service Corporation. management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.
LMHS, P.C.
We have served as the Colorado Financial Service Corporation 's auditor since 2021.
Norwell, Massachusetts

February 11, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Colorado
Financial Service Corporation
MEMBER FINRA · SIPC

188 INVERNESS DRIVE WEST, STE 100
CENTENNIAL, COLORADO 80112
303-962-7267

Celebrating our 21st Anniversary

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of Colorado Financial Services Corporation (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule §240.15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2021. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

On July 1, 2020, the SEC issued guidance on the characterization of U.S. registered broker-dealers under Securities Exchange Act Rule 15c3-3. In the past, FINRA required all broker-dealers that were not required to comply with Rule 15c3-3 to claim an exemption under Rule 15c3-3(k) in their membership agreements even when their business activities included "non- covered activities", not requiring the exemption. In footnote 74 to SEC Release No. 34-70073 (July 30, 2013) and its 2020 guidance, the SEC indicated that such broker-dealers should not claim an exemption for those lines of business. Accordingly, the company is not required to comply with the requirements of SEC Rule 15c3-3 for its non-covered business activities.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Steven Bienemann, President

Colorado Financial Service Corporation

SIPC Assessment Reconciliation
Pursuant to Form SIPC-7
December 31, 2021

General Assessment per Form SIPC - 7 including interest	$	5,266
Less payments made with SIPC - 6		(3,340)
Amount paid with Form SIPC - 7	$	1,926

See Report of Independent Registered Public Accounting Firm.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the shareholder of
Colorado Financial Service Corporation.
Centennial, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Colorado Financial Service Corporation. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences·

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences· and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Colorado Financial Service Corporation's auditor since 2021.
Norwell, Massachusetts

February 11, 2022